1 Since announcing the acquisition of Cloudmed I have grown even more excited about the great future we anticipate together... From the Desk of Joe Flanagan, President, and CEO R1 Team, Since announcing the acquisition of Cloudmed I have grown even more excited about the great future we anticipate together. I’ve had the chance to spend meaningful time with Lee Rivas, Cloudmed’s CEO, and his leadership team and I could not be more impressed by their capabilities as well as our shared values and vision for the future. As Wes mentioned in his email last week, we have launched a comprehensive integration process that covers all areas of our companies. These teams are charged with answering key questions about strategy, employee value proposition, go-to-market, culture, and other important topics. We are committed to sharing these important decisions with you once they’ve been made. With that in mind and as the work begins to plan what our shared future will look like after the acquisition closes, I want to share some important information about how we expect our organization will be structured on “Day 1”. Understanding this now will enable us to plan our integration efforts more effectively and will better position us to deliver value quickly. As we look towards the “Day 1” organization you will see that we are designing it to bring together the combined capabilities of our teams. Both Lee and I believe that by bringing our teams together in a truly aligned way, we will be able to accelerate the value and capabilities that we can deliver as a combined company. As previously announced, it is expected that post-closing, Lee Rivas will take on the role of R1’s president and will report to me. In Lee’s new role he will be Filed by R1 RCM Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: R1 RCM Inc. Commission File No.: 001-34746 Commission File No. for the Related Registration Statement: 333-264188 Date: April 12, 2022 The following is a copy of an email sent to employees of R1 RCM on April 12, 2022.

2 responsible for delivering the deal growth synergies as well as leading a number of strategic, forward-looking functions at a company level for R1:  Modular Solutions will be led by Kyle Hicok. This will include all R1 and Cloudmed modular sales and solutions. Pat Saxman and his team will become part of the Modular Solutions team in addition to Kyle’s current Cloudmed team.  Technology will be led by Jay Sreedharan. This will include Cloudmed’s technology organization led by Sriram Upadhyayula as well as Jay’s current Technology and Digital team.  Product will be led by Steve Albert. This will reflect Steve’s current organization in addition to the par8o, physician underpayments and automation teams that currently report to him.  Marketing and Communications will be led by Stephanie Kowalski. Sarah Arvin and the Marketing team from Cloudmed will be joining Stephanie’s team as well as Patrick O’Neil from Cloudmed communications.  M&A and Strategy will be led by Sean Bugbee. Sean’s current team will be joined by Jimmy Denneny from Cloudmed. The presidents of Cloudmed’s prior acquisitions will continue to report to Lee, including Sean Alavi, Brian Neece, April Kooiman, and Jason Merck. The R1 Visit Pay team will also be part of Lee’s organization post-close. The following company level business functions with their respective leaders are expected to also report to me post-close:  Customer Management and Solutions will be led by John Sparby. In this new role, John will have responsibility for solutions including Pricing, Contracting, Customer Onboarding and E2E Customer Management, and maintain his current policy making authority. He will also have responsibility for the Physician Solutions business.  Operations will be led by Logan Johnson. In this new role, Logan will be responsible for Operations on a global basis including Patient Operations, Shared Service Operations as well as India. Kristina Bourke and the Cloudmed operations team will also join Logan’s team.  Commercial will be led by Gary Long. Gary will continue to lead R1’s commercial function for End to End, Physician and Customer Success. I have also asked Gary to partner with me on building our E2E Customer governance model.

3  Integration of Cloudmed, as recently announced, will be led by Wes Arnett. Ray Thaler and his team will also join Wes’ team. Post-closing, our corporate functions will continue under their current leaders reporting directly to me. The Cloudmed corporate leaders will report to their respective leader at R1 and work together on integration plans for each area to ensure that we support and enable the business for the future.  Finance will be led by Rachel Wilson and include Jennifer Williams and her team.  Legal will be led by Sean Radcliffe and include Kathryn Stalmack and her team.  Compliance will be led by Corey Perman. Derek Schuffenhauer will join his team and Warren Thomas will be moving over to the Legal team.  IT will be led by Harvey Ewing and include Ramesh Lakshminarayan and his team.  HR will be led by Kate Sanderson and include Tiffany Lewis and her team. I am also pleased to share that we expect Jennifer Williams to take on an important Finance role as Business CFO reporting to Rachel Wilson post-close. In this role, Jennifer will be responsible for all FP&A and business finance partnership for the combined organization. I would also like to take this opportunity to thank Vijay Kotte for all of his contributions to R1. Vijay joined us in 2019 to lead our Physician business and has made a significant impact most recently leading our Solutions, Strategy and M&A efforts. Vijay led a transformative M&A agenda, built and matured the Physician business and most importantly, built a strong team of leaders that will carry this work forward. Vijay will be leaving R1 to pursue other opportunities in Q2 and we will be working together to ensure a smooth transition. I know that announcing our Day 1 leadership team is just the beginning and there is much more work for us to do as we define how our teams will work together. We are using this time to plan for Day 1 and beyond. As a reminder, these changes will not go into effect unless and until the acquisition closes. For the remaining time pre-close, we must continue to operate as separate companies while planning for our combined future. I am excited about the bright future we have together. This will be a transformative change for our business, and I ask for all of your support and engagement as we work through this exciting time together.

4 Best, Joe R1 RCM Inc., 434 W. Ascension Way, 6th Floor, Murray, UT 84123

Additional Information and Where to Find It This communication includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue IntelligenceTM solutions for healthcare providers. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Project Roadrunner Parent Inc., a wholly owned subsidiary of the Company, has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. Promptly after the proxy statement / prospectus is declared effective by the SEC, the Company will send the definitive proxy statement / prospectus and a proxy card to each shareholder of the Company as of the record date for the meeting of R1 stockholders that has been established for voting on various proposals related to the transactions. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they do or will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company and by Project Roadrunner Parent Inc. through the website maintained by the SEC at www.sec.gov. The documents filed by the Company and Project Roadrunner Parent Inc. with the SEC also may be obtained free of charge at the Company’s website at www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123. Participants in Solicitation The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the preliminary proxy statement / prospectus. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth, and future performance, including, but not limited to, statements about the expected timing, completion, and effects of the proposed transaction, the Company’s strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance, and liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see,” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) the Company’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction; and (iv) the impact of health epidemics, including the COVID-19 pandemic, on the Company’s business and any actions that the Company may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10- Q, the registration statement on Form S-4 and the proxy statement included therein that Project Roadrunner Parent Inc. has filed relating to the transactions described herein, and any other periodic reports that the Company files with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied in the Company’s forward-looking statements. Subsequent events and developments, including actual results or changes in the Company’s assumptions, may cause the Company’s views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.